Exhibit 4.7



                                   innovative
                                    software
                                  technologies



December 31, 2001

Iwasaka Investments Limited
11 Duddel Street, 12th Floor
Central, Hong Kong


Dear Sir:

RE:   Amendment to Finance Agreement Dated January 25, 2001
-----------------------------------------------------------

We are requesting approval for issuance of 350,000 shares of INIV Series A Preferred Stock and 700,000 shares of INIV Common Stock in exchange for all shares of INIV Common Stock previously issued to Iwasaka Investments, Limited. The dollar amount invested was $700,000 as of December 31, 2001.

The 350,000 shares of INIV Series A Preferred Stock will be issued to Glendower Holdings, Ltd, 36 Hilgrove Street, St. Helier, Jersey JE4 8TR, Channel Islands, additionally the 700,000 shares of INIV Common Stock will be issued to Ripley Associates Limited, Level 23, CD Tower, 313 Silom Road, Bangkok, 10500 Thailand as you have requested.

The remaining capital to be invested in Innovative Software Technologies, Inc. will be at a conversion price of $.50 per share.

In addition we are requesting the approval of the issuance of 3,529,412 INIV Common shares and 1,500,000 Shares of Series A Preferred for the acquisition of Energy Professional Marketing Group, Inc. As of December 31, 2001, Douglas Shane Hackett CEO has converted $248,490.50 to 248,491 shares of INIV Series A Preferred shares.

Enclosed you will find a copy of the Board of Directors Consent and the letter to the transfer agent for the issuance of the stock for your review. Please sign the line below and forward to us at the above address.

Thank you for your cooperation in this matter. If you have any questions on this please call me at 1-816-584-8030.

Sincerely,


/s/ Douglas Shane Hackett
Douglas Shane Hackett
President

Accepted and agreed to by /s/ M. Yussuf              CONFIDENTIAL TREATMENT
                         ------------------------    REQUESTED BY INNOVATIVE
Iwasaka Investments Limited                          SOFTWARE TECHNOLOGIES, INC.



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